U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                              ---------------------
                                    Form 10SB
                              ---------------------

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             PowerSource Corporation
                 (Name of Small Business Issuer in its charter)

                              ---------------------

         Nevada                                          61-1180504
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



3660 Wilshire Boulevard, Suite 1104
Los Angeles, California                                          90010
(Address of principal executive office)                       (Zip Code)

                                 (213) 383-4443
                         (Registrant's Telephone Number)



           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares

================================================================================

United States
Securities and Exchange Commission
Washington, D.C. 20549
ATT:  Bill Underhill,
Examiner

Re:  PowerSource Corporation
        File No:  1-15071
        Form 10-SB;  Amendment # 1
        Filed  June  30,  1999


Dear Mr. Underhill:

The following is an Amendment No.2 to the Registration Statement on form 10SB12G. This Amendment includes responses to the sections of the comment letter dated September 9, 1999 from Richard K. Wulff, chief of the Office of Small Business Policy at the Securities and Exchange Commission ("SEC").

Sincerely,

    E.Douglas Mitchell
/s/ -----------------
    E. Douglas Mitchell
    President

                             PowerSource Corporation

                                TABLE OF CONTENTS

                                     Part I

                                     GENERAL


Paragraph                                                                  Page

    1        CURRENT ACTIVITIES AND NECESSARY MATERIAL EVENTS.................7

                          Acquisition of Opportunities

    1        POSSIBLE ENERGY SOURCE ACQUSITION................................7
    2        INDUSTRY.........................................................8
    3        OTHER POSSIBLE M&A TRANSACTIONS..................................8
    4        MARKETING MATERIALS..............................................8
    5        REPORTING OBLIGATIONS

                               Form of Acquisition

    1        LOAN FINANCING...................................................9
    2, 3& 4  OTHER POSSIBLE M&A TRANSACTIONS..................................9

                              Business Development

     1&2       CURRENT ACTIVITIES.............................................9
    3         PROCUREMENT AGENT BID STATUS....................................9
    4         FINANCING EFFORTS..............................................11
    5         MARKET INFORMATION SOURCES.....................................11
    6         PUBLIC NEWS COVERAGE...........................................11
    7         506 REGULATION D OFFERING STATUS...............................11
    8         PRIVATE SALE OF STOCK..........................................11
    9&10      LOAN FINANCING.................................................11

                                   Management

    1         MANAGEMENT STOCK...............................................12


                             Market For Common Stock


    1         TRADING MARKET.................................................12


                             Description of Property

    1&2       HEADQUARTERS...................................................12

                             Executive Compensation

    1         EMPLOYMENT AGREEMENTS..........................................12
    2         SALARIES.......................................................12
    3         POTENTIAL FINDERS FEES.........................................12

                        Protected Territories - District


    1         MARKETING AGREEMENTS...........................................13


                             Trademark and Licenses

    1         TRADEMARK APPLICATION STATUS...................................13


                             Principal Stockholders

    1         PRINCIPAL STOCKHOLDERS DESCRIPTION.............................13
    2         SOLE INVESTOR POWER............................................13


                    Recent Sales of Unrestricted Securities


    1         RECENT SECURITY SALE...........................................13
    2         EXEMPTION......................................................14


                           Respond to Exhibit Section


    1         FLOW OF EXHIBITS...............................................14


                                     Part II

                               ACCOUNTING COMMENTS

                  Financial Statements as of December 31, 1998



    1        LETTER OF CREDIT................................................14
    2        ACCOUNTS RECEIVABLE TERMS.......................................14
    3        OIL PROPERTIES VALUATION........................................14
    4        STATEMENT OF EQUITY.............................................14
    5        EARNINGS PER SHARE..............................................14


                    Financial Statements as of March 31, 1999


    1        DEFERRED INTEREST...............................................14
    2        ORGANIZATION EXPENSE............................................14
    3        OFFICERS SALARIES...............................................14
    4        NOTES PAYABLE CASH FLOW.........................................15
    5        ACCOUNTANT'S LETTER.............................................15

                                       F/S


     1. FINANCIAL STATEMENTS YEAR ENDED 12-31-1998 AND 1997......... F-17 - F-28
     2. FINANCIAL STATEMENT FOR THE THREE MONTH ENDED MARCH,31-1999..F-29 - F-42
     3. FINANCIAL STATEMENT FOR THE SIX MONTH ENDED JUNE 30, 1999....F-53 - F-57


       SIGNATURE PAGE.........................................................

                                    Part III



                         Exhibits and Material Contracts
        The Following Documents are Filed as Part of This Amendment No 2:


  Exhibit                                                                  Page

    1    Prestige Capital Letter.............................................61
    1(a) Prestige Capital Agreement..........................................62
    1(b) Frontier Pacific Insurance Bond.....................................68
    2    Press Release Dated July 1..........................................72
    2(a) Press Release Dated August 10.......................................75
    3    RH Underwriting Agreement...........................................77
    4    Private Placement Memorandum........................................81
    5    Senator Associates Note............................................128
    6    NASD Letter........................................................129
    7    Commercial Lease...................................................130
    8    Selling Agreement for Premier Energy Group LLP
         and Paramount Energy Group LLP.....................................158
    8(a) Selling Agreement for Energy District 111 LLC......................166
    9    Statement re: computation of per share earnings....................173
   10    Letter Reguarding a Former Accountant..............................174
 EX-27   UT Summary Financial Info .........................................175

                                     Part I

                                     General


Paragraph 1
CURRENT ACTIVITIES AND NECESSARY MATERIAL EVENTS

PowerSource is currently submitting customers that have accepted the Company as their new energy provider. Approximately 1,000 customers have now completed the switching process to move from their existing electric utility to the services offered by PowerSource. This conversion rate was accomplished during a testing phase conducted by the Company's four major telemarketing organizations using a limited number of agents. The ability to obtain the number of customers necessary to make the Company profitable over a long term is dependent on the continued success of the marketing efforts. The Company's breakeven point is estimated at about 5,000 customers. PowerSource's ability to realize revenue is dependent on successful implementation of the following steps:

1. Secure a line of credit for purchasing power -- PowerSource has bean successful in obtaining sufficient financing in order to conduct a full - scale business. PowerSource have entered into secured $3,000,000 financing agreement with Prestige Capital Corporation, who is specializing in the lending business against accounts receivables. This agreement has been signed on October 12, 1999. This financial agreement is provided in Exhibit 1. In addition, PowerSource has successfully obtained a surety bond needed to satisfy Automated Power Exchange requirements for purchasing power in California. A bond for $150,000 was obtained from Frontier Pacific Insurance Company on September 9, 1999. The surety bond agreement is provided in Exhibit 16-4(o).

2. Test the billing and collection systems with the Utility Distribution Companies (UDCs) -- PowerSource is testing billing and collection mechanisms in order to use the UDCs for revenue generation. While these software services are provided by an experienced vendor, until actual payments start to accumulate in a PowerSource bank account some uncertainty remains that this system will experience problems thereby creating delays in payments to PowerSource.

3. Prepare for update of a new Electronic Data Interface (EDI) protocol -- In order to standardize the transfer of electronic information between Electric Service Providers (ESPs) and the UDCs, an update in protocols has been coordinated between all parties for almost a six-month period. A full testing schedule will be required before the conversion of the existing system to the new system. The vendors used by PowerSource have been active in these activities since their inception. Nevertheless, changes of this type have the potential to disrupt operations by unexpected problems and may cause the potential for a delay of payments due PowerSource.

4. Maintain continued expansion of marketing activities - PowerSource now has five telemarketing organizations under contract, one firm that uses door-to-door sales personnel, and one firm specializing in "affinity" marketing to large non-profit associations. While these independent sales groups are expected to meet or exceed the current sales projections anticipated by PowerSource, until sales are actually achieved there is a risk of not obtaining these goals.

5. Continue influx of investor funds to fuel expansion -- New customer growth is dependent on obtaining investor funds to pay the up-front commissions demanded by marketers. The availability of these funds is uncertain and dependent on general economic conditions of the financial markets and on the specific continued economic interest of investors in PowerSource. The success of the private placement currently underway will materially influence the Company's rate of revenue growth. If only minimum amount of funding is raised, the Company will have limited marketing resources resulting in limited revenue.


Acquisition of Opportunities
----------------------------

Paragraph 1
POSSIBLE ENERGY SOURCE ACQUISITION

In the second quarter of 1999, PowerSource was evaluating a possible acquisition of a renewable energy source in a form of a wind turbine project. The Company engaged in a standard due diligence and negotiations process, which was subsequently terminated in the proposal stage, prior to reaching any satisfactory understandings or agreements of any nature with the selling party. Currently, the Company is not engaged in any negotiations related to an acquisition or merger of the above mentioned or any other renewable energy source.

Paragraph 2
INDUSTRY

The restructuring of the electric utility industry in California allows Electric Service Providers like PowerSource to provide its customers with power derived only from resources that are less harmful to the environment and renewable in nature. The use of these resources helps clean up California's air, reduces greenhouse emissions and supports in-state energy industries. The California Energy Commission selects the specific resources that comply with these environmental standards. This agency has determined that the following resources should be included in the renewable category: biomass, digester gas, geothermal, small hydro, landfill gas, municipal solid waste, photovoltaic, solar thermal, waste tire, and wind. By purchasing from this group of energy resources, PowerSource is able to participate along with 14 other companies in the over $75 million pool set aside for discounts to customers using green energy.

Paragraph 3
OTHER POSSIBLE M&A TRANSACTIONS

In addition, PowerSource at this time is not contemplating any other acquisition or merger transactions, including using the Company as a vehicle for a reverse acquisition or merger.

Paragraph 4
MARKETING MATERIALS

In its search for business opportunities, PowerSource intends to use the Company's standard promotional material, including a full-color marketing brochures, an Internet Website, as well as information contained in a sales training manual and a public/investor relations packet in the future.

Paragraph 5
RREPORTING OBLIGATIONS
Disclosure re: the Company's reporting obligations under the Securities Exchange Act of 1934, particularly with regard to the requirement for certified financial statements.

On June 4, 1999, PowerSource Corporation ("Company") filed a Registration Statement on Form 10-SB ("Registration Statement") with the Securities and Exchange Commission ("SEC"). On June 30, 1999, the Company filed Amendment No. 1 to its Registration Statement on Form 10-SB. Although the SEC still has not cleared all of the comments which have resulted from the review by the SEC of the Registration Statement and Amendment No. 1 thereto, as a result of the nature of the Registration Statement, the Registration Statement automatically became effective on or about August 3, 1999, that is, 60 days after filing with the SEC. The Company is now a "reporting issuer", i.e., a public company, and is required to make certain regular disclosures by filing quarterly, annual and, when appropriate, other reports with the SEC, which must be filed electronically.

Form 10-K is an annual report to the SEC which covers substantially all of the information in the 1933 Act Form S-1 registration statement, other than information on underwriting and the use of proceeds. The report is due 90 days after the Company's fiscal year end. The Form 10-K includes the full audited financial statements for the year under report as well as certain prior financial information.

Form10-Q is a quarterly report containing unaudited financial information and, if certain types of nonrecurring events occur during the reporting period (for example, the commencement of significant litigation), these events must be reported on Form 10-Q. This report is due 45 days after the end of each of the first three fiscal quarters.

As  the  Company's  common  stock  constitutes  a  class  of  equity  securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"), (I) any officer or director of the Company, or (ii) any beneficial owner of more than 10% of the Company's issued and outstanding shares of common stock are now required to report their transactions involving the Company's equity securities to the SEC.

More significantly, certain provisions of the Exchange Act, commonly referred to informally as the "Williams Act", deal generally with tender offers. The "Williams Act" is actually a series of amendments to the Exchange Act, principally Sections 13 (d) and (e), which impose certain disclosure obligations on persons who beneficially own more than 5 % of a class of equity security registered pursuant to Section 12 of the Exchange Act, and Sections 14(d) and
(e), which relate to tender offers for a class of registered securities, if the person making the tender offer would be a beneficial owner of more than 5 % of that class of stock after consummation of the tender offer. These provisions also provide the SEC with power to regulate purchases of the Company's securities by the Company and its control persons.

There are elaborate and extensive rules and disclosure forms promulgated pursuant to these provisions. All 5 % shareholders are required to file initial reports pursuant to these provisions on Schedule 13D. Followup reports will be required promptly to specify any material change in shareholdings. Those persons who are already 5% shareholders must file a Schedule 13G forty-five days after the first calendar year end when they become subject to the Williams Act reporting requirements. Additional filings on Schedule 13G are due on each succeeding February 14 if there has been a change in the reported information during the year. Material changes in shareholdings in the interim period will trigger additional Schedule 13D filing requirements.


Form of Acquisition
-------------------

Paragraph 1
LOAN FINANCING

The Company may possibly  borrow  funds and use the  proceeds  therefrom to make
payments  to  the  Company's  promoters,   management  or  their  affiliates  or
associates, if the need arises in the future.

Paragraphs 2, 3 & 4
OTHER POSSIBLE M&A TRANSACTIONS

None of the Company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussions, and there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company, including entities in which the Company's promoters, management, their affiliates or associates directly or indirectly have an ownership interest, regarding the possibility of any acquisition or merger transaction.

The Company's original bylaws, dated February 15, 1990, specified at Article III, paragraph 4, that the Company was authorized to enter into any kind of contract or agreement that the Company may deem advisable, including agreements with its officers or employees. Article III, paragraph 5 authorizes the Company to purchase, or otherwise acquire, in whole or in part, the business, good will, rights, franchises, and property of any kind. Article III, paragraph 7 authorizes the Company to enter into contracts of every kind. Article III, paragraph 7 authorizes the Company to enter into contracts of every kind for any lawful purpose, with any person or firm, without restriction.

Although the Company's bylaws were amended on or about May 12, 1998, these specific provisions were never repealed, and remain the Company's corporate policy.

Moreover, the Company, a Nevada corporation, is governed by the Nevada General Corporation Law ("NGCL"). Section 78.140 of the NGCL specifies restrictions on transactions involving interested directors or officers. A related party transaction between the Company and its officers or directors, or another corporation, firm or association in which one or more of its directors or officers are either (1) directors or officers or (2) financially interested, is specifically authorized, as long as the interest or affiliation of that officer or director (or affiliate of same) is disclosed to the board of directors of the Company, and the board of directors ratify the contract or transaction in good faith by a vote sufficient for that purpose without counting the vote or votes of the interested directors.

A related party transaction between the Company and an officer or director, or affiliate of same, is also authorized when the stockholders, with full knowledge of the related party transaction, approve or ratify the contract or transaction.

In either case, however, the related party contract or transaction must be fair to the Company at the time it is authorized or approved.
Business Development

Paragraph 1 & 2
CURRENT ACTIVITIES

The Company's current business operations are concentrating on securing new residential and small commercial accounts, completing the billing and collection systems with the UDCs and preparing a new EDI protocol, expanding marketing activities, and coordinating the private placement. The completion of the Company's short-term goals leading to revenue generation within the next 12 months depends on the Company's ability to raise funds for marketing activities.

Paragraph 3
PROCUREMENT AGENT BID STATUS

In December 1998, in response to the City of Santa Monica's Request for Qualifications and Proposals, PowerSource submitted a proposal to become the procurement agent for Santa Monica's energy. The proposal included the development and implementation of an energy efficiency planning program for the City and its constituents, the purchase of power from renewable sources, and the installation of distributed solar power within the City. The Company presented the proposal as part of a vendor team, which included the Solar Utility Company, Gottfried Technologies, Princeton Development Corporation, and Flack & Kurtz Engineers. The City of Santa Monica has recently made a selection of its energy consulting firm in response to multiple proposals it has received. The decision favored a competing party unaffiliated with PowerSource, and as a result the Company is no longer involved in this project.

Paragraph 4
FINANCING EFFORTS

As stated in GENERAL section of Paragraph 1, section 1 of this filing, PowerSource has obtained a sufficient funding for purchase of power. The Company does not have adequate capital to implement its marketing program at this time Company has signed-up over 1800 new costumers of which about 1000 of them has been already connected to PowerSource. PowerSource need to switch about 5000 costumers in order to achieve a breakeven point. The 506 Regulation D offering has resulted in sale of 40,400 shares of Common Stock to date, raising $101,000.

Paragraph 5
MARKET INFORMATION SOURCES

The Company's management based its beliefs as to the nature and extent of the Company's proposed energy markets, and the growth of the industry, on information published and disseminated by (1) Itron Company (2) the California Energy Commission and (3) Edison Electrical Institute, a prominent industry trade groups. Itron is a global leader in data collection and management. Itron Company conducted research through 10 focus groups and a nationwide survey. This information has bean gathered from Itron Press Releases published in 1997. Itron Press Release Archive area contains the data of Itron press releases that have been released during the past year only.

Paragraph 6
PUBLIC NEWS COVERAGE

The Company is unaware of any independent news articles, which may have appeared concerning the Company and its business and services in the last six months. However, in the same time period, the Company produced 2 press releases on July 1 and August 10, 1999, copies of which are provided in Exhibits 2 and 2(a), respectively.

Paragraph 7
506 REGULATION D OFFERING STATUS

The original 506 Regulation D underwriting agreement with Nexcore Capital was terminated. The Company subsequently reorganized the private placement commencing on February 5, 1999 and raising $101,000 until present date. Recently the Company signed an underwriting agreement with RH Investment Corp., included in Exhibit 3, for which the prospectus is being amended. A copy of the private placement memorandum is provided in Exhibit 4.

Paragraph 8
PRIVATE SALE OF STOCK

Between January 1 and December 31, 1998, approximately 80,000 shares of PowerSource were issued to approximately 270 shareholders of Kensington Company, Inc., a fully reporting company, which used to own 100% of the shares of American Gas Corporation (subsequently renamed to PowerSource). The preferred stock was issued to Kensington International Holding Corporation in exchange for oil and gas equipment and other assets, which were appraised at fair market value at the time of exchange at $535,000.

Paragraph 9 & 10
LOAN FINANCING

The Company has a $67,700 short-term note loan from Senator Associates Ltd. The annual interest rate on the loan is 7%. An agreement with Senator Associates Ltd. is provided in Exhibit 5.

The Articles of Incorporation and Bylaws of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, the Company might incur. The more the Company's assets are leveraged, the greater the risk that short-term fluctuations in the Company's operations might have a material adverse affect on the Company's ability to acquire additional financing, when and if required. Typically, the more the Company becomes leveraged, the greater the increase in debt service. Such an increase in debt service could adversely affect the Company's ability to make distributions to its stockholders and result in an increased risk of default on its obligations. Business loans are typically secured by (1) accounts receivables, and (2) other physical assets of the borrower. In the event of a default on a secured obligation, the Company might lose significant physical assets or contracts vital to the Company's continued operations, which might force the Company into insolvency. The Board of Directors of the Company will determine policies with respect to financing or refinancing of assets and policies with respect to borrowings by the Company.

Management

Paragraph 1
MANAGEMENT STOCK

As part of its independent sales organization incentive program, the Company has authorized 1,000,000 Class C Warrants to purchase 1,000,000 shares of the Company's Common Stock exercisable for a purchase price of $2.50 per share, and exercisable for a period to be determined by the Company's Board of Directors upon the grant of those warrants. No Class C Warrants are currently issued or outstanding. As part of its employee and consultant incentive program, the Company has authorized 1,000,000 Class D Warrants of the Company's Common Stock exercisable for a purchase price of $.10 per share, and exercisable for a period to be determined when the Warrants are granted. A total of 350,000 Class D Warrants are currently issued and outstanding.

The Company anticipates Company securities issued to management in the future will be (1) pursuant to a qualified or non-qualified stock option plan approved and adopted by the Company's board of directors and thereafter approved by the Company's stockholders; or (2) as compensation for deferred or unpaid salary, but only upon a finding by the Company's board of directors that such compensation is fair and reasonable and that the issuance of such securities is in the best interests of the Company.

Market For Common Stock
-----------------------

Paragraph 1
TRADING MARKET

PowerSource currently has no plans, proposals, arrangements or understandings with any person relating to the development of a trading market in any of the Company's securities, other than being allowed to trade on pink-sheets by the NASD per letter dated 05.20.99 included in Exhibit 6.

Description of Property
-----------------------

Paragraph 1 & 2
HEADQUARTERS

PowerSource executive offices are located at 3660 Wilshire Boulevard, Suite 1104, Los Angeles, California. The offices are part of a professional business center building suitable for common business activities and adequate for up to 15 employees. The Company has a straight commercial lease agreement for the premises, a copy of which is provided in Exhibit 7.

Executive Compensation
----------------------

Paragraph 1
EMPLOYMENT AGREEMENTS

At the present time,  the Company has no employment  agreements  with any of its
five  full-time   employees,   however  such   agreements  are  being  currently
contemplated and will be filed in the future.

Paragraph 2
SALARIES

Three executive officers have been paid salaries in the range of $3,000-4,000 per month. The salaries are expected to increase as funds become available.

The Company currently compensates its executive officers significantly less than the market rates for persons with similar background, education, and experience. The Company anticipates that, as the Company generates additional revenues, or raises additional operating capital through the offer and sale of securities, or otherwise, the Company's board of directors will authorize an increase in the compensation paid to the Company's executive officers to comport with industry norms.

Paragraph 3
POTENTIAL FINDERS FEES

The Company's board of directors has broad power to take any action which the board, in good faith and pursuant to the prudent business standard, deems appropriate and in the best interests of the Company. Therefore, a potential exists that the board of directors, promoters or their affiliates or associates, subject, however, to the various restrictions placed upon related party transactions and transactions with interested officers, directors, and their affiliates specified in the NGCL, as specified above.

Protected Territories - District
--------------------------------

Paragraph 1
MARKETING AGREEMENTS

Two of the five limited liability partnerships have been cancelled. The three remaining limited liability partnerships are: Energy District 111 LLC, Premier Energy Group LLP, and Paramount Energy Group LLP.

Trademarks and Licenses
-----------------------

Paragraph 1
TRADEMARK APPLICATION STATUS

A service mark application filed with the United States Department of Commerce, Patent and Trademark Office on August 2, 1998 has been declined on August 24, 1999 due to prior existence of similar names, albeit in unrelated industries. The Company is contemplating a new filing under a different name in the near future.

Principal Stockholders
----------------------

Paragraph 1
PRINCIPAL STOCKHOLDER DESCRIPTION

Advanced Legal Management Company, Inc., a principal stockholder of PowerSource is a consulting and management services firm for small business clients. Advanced Legal Management does not employ any attorneys or provide any legal services for its clients.


Paragraph 2
SOLE INVESTOR POWER

Each of the Company's principal stockholders has sole investment power and sole voting power.


Recent Sales of Unregistered Securities
---------------------------------------

Paragraph 1
RECENT SECURITY SALES

Recent sales of the Company's securities were under the 506 Regulation D exemption and included the following:

          --------------------------------     ------     --------     --------
          Shareholder Name ............ Number of ShaAmount Paid Date Purchased
          ----------------------------------   ------     --------     --------
          ---------------------------------    ------     --------     --------
          Elizabeth Mangham Haugen ........     2,000     $  5,000     10/08/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          Kevin Boyle .....................     6,000     $ 15,000     09/29/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          Stephen Zukerman ................     2,000     $  5,000     11/20/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          Kenneth Showalter ...............     2,000     $  5,000     11/30/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          Bill Russell ....................     2,000     $  5,000     12/16/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          Gary Glasband ...................     6,000     $ 15,000     11/25/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          Kiran Kamdar ....................    10,000     $ 25,000     04/23/99
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          Aditya Raman ....................       400     $  1,000     04/23/99
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          Bernard Kegan ...................    10,000     $ 25,000     06/25/99
          ---------------------------------    ------     --------     --------
          --------------------------------     ------     --------     --------
          Total ...........................    40,400     $101,000
          ---------------------------------    ------     --------     --------

Paragraph 2
EXEMPTION

The Company's private placement offering is exempted under Regulation D and is reserved only for accredited investors. All investors received a private placement memorandum along with information about requirements to qualify as accredited investors.

Respond to Exhibit Section

Paragraph 1
FLOW OF EXHIBITS

The exhibits erroneously referred to as 3(l), 3(n) and 15-4(f) were in the exhibit section under 16-4(i), 16-4(l) and 16-4(f), respectively. 16-4(i) is a form of a marketing agreement; 16-6(l) contains the price, terms and conditions of the PowerGreen 100 and PowerGreen 25 products; 16-4(f) is a copy of an agreement with Automated Power Exchange, one of PowerSource's principal energy suppliers.

                                     Part II

                               ACCOUNTING COMMENTS


12/31/98 Financial Statements
-----------------------------

Paragraph 1
LETTER OF CREDIT

The $26,000 is correctly identified as an asset on the Balance Sheet, and is offset with a liability recorded as part of the agreement with Senator Associates (please see Note 6), resulting in a zero effect with the advantage of additional disclosure.

Paragraph 2
ACCOUNTS RECEIVABLE TERMS

For a complete disclosure of the terms of account receivable repayment, revenue recognition policy and other issues resulting from the marketing territory sale, please refer to the sample Selling Agreement in Exhibit 8 and 8(a).

Paragraph 3
OIL PROPERTIES VALUATION

The Investment In Oil and Gas Properties, including rolling stock, pipelines, pumping and other equipment, is properly recorded at its fair market value of $535,000, which was officially appraised at the time of exchange for 5,350 shares of $100 par value Preferred Stock. At the time of the transaction, the Preferred Stock had no established market value.

Paragraph 4
STATEMENT OF EQUITY

The 1997 Statement of Equity is provided in the Financial Schedule

Paragraph 5
EARNINGS PER SHARE

The EPS figure is included in the Statements of Income and Retained Earnings in the Financial Scchedule.


3/31/99 Financial Statements
----------------------------
Paragraph 2
DEFERRED INTEREST

Deferred Interest is recorded as an asset in correspondence to the interest portion of the lease payments, which are recognized as a liability in the Note Payable account according to GAAP rules. The total obligation, including the lease amount and interest payments, is recognized as a liability, therefore the assets include not only the equipment leased, but also Deferred Interest according to the terms of the lease.

Paragraph 3
ORGANIZATION EXPENSE

The Organization Expense, which includes legal fees, licensing fees, and certain other organization costs, is being amortized according to GAAP rules using the straight-line method over a period of sixty months.

Paragraph 4
OFFICERS' SALARIES

The officers' salaries have been reclassified as a component of the operating loss in the General & Administrative Expenses total of $95,597 in the Financial Schedule.

Paragraph 5
NOTES PAYABLE CASH FLOW

The Notes Payable line in the Statements of Cash Flows is correctly classified as a financing activity in the original filing and the information included in the Financial Schedule.

Paragraph 6
ACCOUNTANT'S LETTER

Pursuant to Item 304 of Regulation S-B, a letter reguarding former accountant, has been provided in Exhibit 10.

                                    PART F/S

                    FINANCIAL STATEMENTS AND SUPPLEMENT DATA

Data Shedule EX-27 Article UT, appear at the end of this Registration PAGE-  175


----------


                             Powersource Corporation

                              Financial Statements

                 for the Year Ended December 31, 1998 and 1997



                               TABLE OF CONTENTS

                                                                           Page

Independent Auditor's Report ..............................................F17

Financial Statements

     Balance Sheet ......................................................F18-F19

     Statement of Income and Retained Earnings ............................F20

     Statement of Cash Flows ..............................................F21

     Notes to Financial Statements ......... ............................F22-F25

Supplementary Information

     Schedule 1-Selling Expenses ....... .................................F27

     Schedule 2-General and Administrative Expenses ......................F28

Balance Sheet for the Three Months Ended March 31, 1999 ..................F29

                              Bandari & Associates
                            an Accounting Corporation

              12424 Wilshire Blvd., Suite 830 Los Angeles, Ca 90025
                       Tel: 310-447-1234 Fax: 310-447-0287


                          INDEPENDENT AUDITOR'S REPORT


To The Board of Director and Stockholders of
Powersource Corporation
Los Angeles, California


We have audited the accompanying balance sheet of PowerSource Corporation as of December 31, 1998 and 1997 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conduct our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PowerSource Corporation as of December 31, 1998 and 1997 and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, there is doubt as to the Company's ability to continue as a going concern.


                                       By         /s/  Bandari & Associates
                                       ------------------------------------
March 5, 1999                                 Certified Public Accountants

                             Powersource Corporation

                                  BALANCE SHEET

                           DECEMBER 31, 1998 AND 1997


ASSETS
------

                                                                  1998      1997
                                                                  ----      ----

 CURRENT ASSETS:

       Cash and cash equivalents .........................    $    620     $
                                                                           ----

       Accounts receivable ..............................      199,500
                                                                           ----
       Letter of credit .................................       26,000
                                                                           ----
                 Total current assets ...................      226,120
                                                                           ----

 EQUIPMENT, FIXTURE AND FURNITURE:
       (net of accumulated depreciation of $ 2,024) .....        8,640
                                                                           ----


 OTHER ASSETS:

       Organization expenses
       (net of accumulated amortization $1,000) .........        4,000
                                                                           ----
       Investment in oil and gas properties .............      535,000
                                                                           ----
                 Total other assets .....................      539,000
                                                                           ----

                                                              $773,760     $
                                                              ========     =



See Accompanying notes and accountant's report

                             Powersource Corporation

                                  BALANCE SHEET

                           DECEMBER 31, 1998 AND 1997
                                   (Continued)

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                               1998        1997
                                                               ----        ----
CURRENT LIABILITIES:

      Accounts payable .................................  $  36,028     $
                                                                         ------
      Payroll tax payable
                                                                542      ------
      Interest payable
                                                              5,600      ------
      Notes payable ....................................    116,000
                                                            -------      ------

                Total current liabilities ..............    158,170
                                                                         ------

STOCKHOLDER'S EQUITY:

      Common stock, par value $ .001,
         50,000,000 shares authorized, 5,408,161
         shares issued and outstanding including .......      1,356
                                                                          5,408
      Paid-in Capital in excess of par value ...........    128,781
                                                                         ------
      Preferred stock, par value $ 100
         5,350 shares issued and outstanding ...........    535,000
                                                                         ------
      Retained earnings (accumulated deficit) ..........    (53,599)     (1,356)
                                                            -------      ------
                Total stockholder's equity .............    615,590
                                                            -------

                                                          $ 773,760     $
                                                          =========     =




See Accompanying notes and accountant's report



                             Powersource Corporation

                    STATEMENT OF INCOME AND RETAINED EARNINGS

                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997


                                                             1998         1997
                                                             ----         ----
  REVENUES:

        Net sales ...................................... $ 210,000      $ 3,544
        Cost of sales ..................................                  3,036
             Total revenues ............................   210,000          508
                                                           -------          ---


  EXPENSES:

        Selling expenses ...............................    26,911          ---
        General and administrative expenses ............   231,088          ---
                                                           -------
             Total expenses ............................   257,999          ---
                                                           -------
             Income from operation .....................   (47,999)         508


  OTHER INCOME (EXPENSE)

        Gain on sales of equipment                                          800

        Interest expense ...............................    (5,600)
                                                            ------

             Income before provision for income taxes ..   (53,599)       1,308

  PROVISION FOR INCOME TAXES ...........................       800

             Net income ................................   (54,399)       1,308

  RETAINED EARNINGS - JANUARY 1, 1998 ..................    (1,356)      (2,664)

  PRIOR PERIOD ADJUSTMENT ..............................     1,356
                                                             -----

  RETAINED EARNINGS - DECEMBER 31, 1998 ................ $ (54,399)     $(1,356)
                                                         =========      =======

Earnings (loss) per Common Share                            (0.010)       0.0010

See Accompanying notes and accountant's report




                             Powersource Corporation

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                             AS OF DECEMBER 31, 1998



                                                                 COMMON           PAID-IN
                                                                  STOCK          CAPITAL IN   PREFERRED    RETAINED
                                                         SHARES        AMOUNT   EXCESS OF PAR   STOCK      EARNINGS       TOTAL
                                                         ------        ------   -------------   -----      --------       -----

       Balance January 1, 1998 ......................   1,356,000   $    1,356   1,268,475              $(1,698,336)     $(1,356)


       Forgivness of Due to parent company ..........                   (1,356) (1,268,475)               1,698,338      428,505
                                                                                             ----------  ----------   ----------
 BALANCE ON DECEMBER 31,1997.........................   1,356,000        1,356                          $    (1,356) $          0

       Founders shares issued May 12, 1998..........    3,642,004        3,642       --              --         --            --

       Sales of option shares pursuant to ...........
       Re organization agreement: Feb. 12, 1998 .....     169,157          169   $   42,310          --         --         42,479
                                                                                             ----------  ----------   ----------

       Sale of 5,350 shares pursuant to
       Re organization agreement: Feb. 12,1998 ......                     --           --    $  535,000                  535,000
                                                                                             ----------  ----------   ----------

       Sales of additional option shares from Sep. 16
       Through Dec. 31, 1998                              241,000          241       86,471                               86,712



       Prior period adjustment ......................                                                         1,356        1,356

       Net income ...................................       --              --       --            --       (53,599)     (53,599)


  BALANCE ON DECEMBER 31, 1998 ......................   5,408,161   $    5,408   $  128,781  $  535,000  $  (54,399)  $  614,790

See Accompanying notes and accountant's report          =========   ==========   ==========  ==========  ==========   ==========

                             Powersource Corporation

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


  CASH FLOWS FROM OPERATING ACTIVITIVES:

                                                  1998           1997
                                                  ----           ----

Net income ................................... $ (53,599)        508
Adjustment to reconcile net income to
net cash provide (used) by
operating activities:
Amortization ...................................   1,000
Depreciation ..................................    2,024
Decrease (increase) in:
Accounts receivable ............................(199,500)
Note receivable ................................ (26,000)
Organization expenses ..........................  (5,000)
Increase (decrease) in:
Accounts payable ..............................   36,028
Payroll tax payable ...........................      542
Interest payable ...............................   5,600
                                                   -----
Net cash provided(used)by operating activities..(238,905)        508
                                                --------         ---

  CASH FLOWS FROM INVESTING ACTIVITIES:
Gain on sale of equipment......................      --          800
Acquisition of assets .......................... (10,664)
Investment in oil and gas property ............ (535,000)
Net cash provided(used)by investing activities .(545,664)        800
                                                --------         ---

  CASH FLOWS FROM FINANCING ACTIVITIES:
Notes payable .................................  116,000
Issuing common stock ........................... 134,189
Issuing preferred stock .......................  535,000
                                                 -------
Net cash provided(used)by financing activities ..785,189           0
                                                --------           -

NET DECREASE IN CASH AND CASH EQUIVALENTS ...........620         1308

CASH AND CASH EQUIVALENTS - BEGINING OF THE YEAR.      0        (1308)
                                                       -

CASH AND CASH EQUIVALENTS - END OF YEAR........  $   620            0
                                                 =======       =======


See Accompanying notes and accountant's report

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REPORTING ENTITY
-----------------
PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

USE  OF  ESTIMATES
------------------
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT
-----------------------
Property and equipment are stated at cost. Depreciation is provided principally on the straight- line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:


  Machinery and equipment .........  5 - 15 years
  Furniture and fixtures ..........  7 years
  Computer equipment and software .  5 years
  Vehicles and automotive equipment  7 years

Leasehold improvements are amortized by the straight-line method over a period of 31.5 years for book and tax purposes. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

ORGANIZATION  EXPENSES
----------------------
Organization expenses include legal fees, licensing fees, and certain other organization costs, which will be amortized using the straight-line method over a period of five years.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)

INCOME TAXES
------------
The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

2 LETTER OF CREDIT

As a requirement to provide electricity, Senator Associates Ltd, (a Hungarian corporation) on behalf of the Company executed, and delivered a Letter of Credit in the sum of $26,000 to be placed with Bankers Trust, (a U.S. bank), as trustee for the benefit of Automated Power Exchange Inc. This amount is used to recover for any unpaid balance in the event that the Company defaults in its payment. This amount cannot be drawn as long as the Company is in business with Automated Power Exchange Inc.

3 PROPERTY AND EQUIPMENT

  Property and equipment consist of the following

               Furniture and Fixtures ...........  $  1,906
               Office Equipment .................     8,758
                                                     10,664
               Less: Accumulated depreciation ...    (2,024)
                                                   $  8,640

4 INVESTMENT IN OIL AND GAS  PROPERTIES

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington" ), a fully reporting public company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stocks) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share. On May 12, 1998, American Gas Corporation's name was changed to PowerSource.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)

4 INVESTMENT IN OIL AND GAS PROPERTIES (Continued)
On May 12, 1998, American Gas Corporation's name was changed to PowerSource corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties as follows:

  Equipment ........................................  $300,000
  Pipelines ........................................   200,000
  Rights of Way ....................................    35,000
                                                        ------
                                                      $535,000
                                                      ========
This value has been estimated by an appraisal and management of the Company and its realization is contingent upon the Company's investment of about $100,000 as stated below in note (7) commitments. To date the Company has not invested any funds and has not entered into any contract for the proposed improvement.

5 COMMON STOCK WARRANTS

PowerSource Corporation has a total of four class of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through July 1, 1999.

 6   NOTES PAYABLE
     Notes payable as of December 31, 1998 consisted of the following:

  Note payable to Senator Associates, Ltd. .....
  is unsecured with interest as 7%, all interest
  and principal due on Septemeber 10, 1999 .....  $    80,000.00
  Letter of credit from Bankers Trust ..........       26,000.00
  Note payable to German Teitelbaum
  is unsecured and noninterest bearing .........       10,000.00
                                                       ---------
  principle due on Aug 1, 1999 .................  $   116,000.00
                                                  ==============

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)


7 COMMITMENTS

The management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline. The company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of December 31, 1998, are as follows:

     Period ending     December 31, 1999              $        25,248
                       March 31, 2000                           6,312
                                                                -----
                       Total                          $        31,560
                                                      ===============


8 GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $26,599 for the period ended December 31, 1998. As of December 31, 1998, only one of 42 districts has been sold generating a revenue of $210,000. Although the Company has indicated that it will try to increase sales, the current factors create an uncertainty as to the Company's ability to continue as a going concern.

As of the date of this report, commitments on Note 7 has not been fulfilled.

                             Powersource Corporation

                            SUPPLEMENTARY INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             Powersource Corporation

                          SCHEDULE 1 - SELLING EXPENSES

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                               Percent of
                                                       Amount   Net Sales
                                                       ------   ---------

  Advertising .......................................  $ 8,116      3.86%
  Automatic power exchange ..........................    1,000      0.48%
  Entertainment & travel ............................   13,545      6.45%
  Sales commissions .................................    4,250      2.02%
                                                         -----      ----

    TOTAL ...........................................  $26,911     12.81%
                                                       =======     =====


See Accompanying notes and accountant's report

                        Powersource Corporation

             SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

                 FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                     Percent of
                                                            Amount    Net sales
                                                            ------    ---------

  Amortization expense ..................................  $  1,000       0.48%
  Auto expenses .........................................     1,332       0.63%
  Bank charges ..........................................       959       0.46%
  Computer expense ......................................     1,346       0.64%

  Consulting fee ........................................    29,955      14.26%
  Dues & subscriptions ..................................       383       0.18%
  Depreciation ..........................................     2,024       0.96%
  Insurance .............................................       846       0.40%

  Legal & professional services .........................    90,130      42.92%
  License & permits .....................................     3,080       1.47%
  Office expenses .......................................     1,005       0.48%
  Office supplies .......................................     3,141       1.50%

  Outside services ......................................    26,900      12.81%
  Parking ...............................................     2,410       1.15%
  Postage and delivery ..................................     5,827       2.77%
  Printing and reproductions ............................    21,789      10.38%

  Repair & maintenance ..................................       250       0.12%
  Rent ..................................................    19,275       9.18%
  Salary ................................................     9,023       4.30%
  Taxes-Payroll .........................................       668       0.32%
  Telephone .............................................     9,745       4.64%
                                                              -----       ----

          TOTAL .........................................  $231,088     110.04%
                                                           ========     ======

See Accompanying notes and accountant's report

                            Powersource Corporation

                              Financial Statements

                    for the Three Months Ended March 31, 1999

                             Powersource Corporation

                              FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999



                                TABLE OF CONTENTS

                                                                            Page

      Accountants' Report ..................................................F30
      Financial Statements

          Balance Sheet ................................................F32-F33

          Statement of Income and Retained Earnings ...................    F-34

          Statement of Cash Flows .....................................    F-35

          Notes to Financial Statements ......... ......................F36-F39

      Supplementary Information

          Schedule 1-Selling Expenses ....... ..........................    F41

          Schedule 2-General and Administrative Expenses ...............    F42

TO THE SHAREHOLDERS

Powersource  Corporation.

Los Angeles,  California

We have compiled the accompanying balance sheet of PowerSource Corporation.( the Company) as of March 31, 1999 and the related statement of income and retained earnings for the three months then ended and the accompanying supplementary information contained in the schedules of selling, and general and administrative expenses which are presented only for supplementary analysis purposes, in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public
Accountants. All information included in these financial statements is the representation of the management of PowerSource Corporation. A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


June 25,1999



By/s/Bob Bandari, C.P.A.,M.B.A.
    ---------------------------
     Bob Bandari, C.P.A.,M.B.A.

                                                Certified Public Accountants

                             Powersource Corporation

                                  BALANCE SHEET

                                 March 31, 1999


          ASSETS



      CURRENT ASSETS:

            Cash and cash equivalents ..................     $ 11,899
            Accounts receivable ........................       70,225
            Deferred interest ..........................       23,424
            Letter of credit ...........................       26,000
                                                               ------
                      Total current assets .............      131,548

      EQUIPMENT, FIXTURE AND FURNITURE:
            (net of accumulated depreciation of $ 2,530)       70,832


      OTHER ASSETS:

            Organization expenses
            (net of accumulated amortization $1,250) ...        3,750
            Investment in oil and gas properties .......      535,000
                                                              -------
                      Total other assets ...............      538,750
                                                              -------

                                                             $741,130
                                                             ========

                             Powersource Corporation

                                  BALANCE SHEET

                                 March 31, 1999
                                   (Continued)

                      LIABILITIES AND STOCKHOLDER'S EQUITY



    CURRENT LIABILITIES:

          Accounts payable .......................................     $  29,525
          Payroll tax payable ....................................         1,409
          Interest payable .......................................         7,000
          Notes payable ..........................................       102,090
          Notes payable - Computer System (Current Portion) ......        15,967
                                                                          ------
                    Total current liabilities ....................       155,991

    LONG-TERM LIABILITIES

          Notes payable - Computer System (Net of current portion)        70,903

    STOCKHOLDER'S EQUITY:

          Common stock, par value $ .001,
             50,000,000 shares authorized, 5,408,411
             shares issued and outstanding including .............         5,408

          Paid-in Capital in excess of par value .................       138,782
          Preferred stock, par value $ 100
             5,350 shares issued and outstanding .................       535,000
          Retained earnings (accumulated deficit) ................     (164,954)
                                                                       --------
                    Total stockholder's equity ...................       514,236
                                                                         -------

                                                                       $ 741,130
                                                                       =========

                             Powersource Corporation

                    STATEMENT OF INCOME AND RETAINED EARNINGS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


    REVENUES:

          Net sales ...................................   $         0
                                                          -----------
          Cost of sales
               Total revenues .........................             0

    EXPENSES:

          Selling expenses ............................        12,540
          General and administrative expenses .........        95,597
                                                               ------
               Total expenses .........................        108,137
                                                               ------

               Income from operation ..................       (108,137)

    OTHER INCOME (EXPENSE)

           Interest expense ............................        (2,418)
                                                                ------

               Income before provision for income taxes      (110,555)

    PROVISION FOR INCOME TAXES ........................           800
                                                                  ---

               Net income .............................      (111,355)

    RETAINED EARNINGS - DECEMBER 31, 1998 .............       (53,599)
                                                              -------

    RETAINED EARNINGS - MARCH 31, 1999 ................     $(164,954)
                                                            =========

                             Powersource Corporation

                             STATEMENT OF CASH FLOWS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


    CASH FLOWS FROM OPERATING ACTIVITIVES:

    Net income ................................................     $(111,355)
           Adjustment to reconcile net income to net
           cash provide (used) by operating activities:
               Amortization ...................................           250
               Depreciation ...................................           506
           Decrease (increase) in:
               Accounts receivable ............................       129,275
               Note receivable ................................       (23,424)
           Increase (decrease) in:
               Accounts payable ...............................        (6,503)
               Payroll tax payable ............................           867
               Interest payable ...............................         1,400
               Notes payable ..................................         2,057
                                                                        -----
               Net cash provided (used) by operating activities        (6,927)
                                                                       ======

    CASH FLOWS FROM INVESTING ACTIVITIES:
           Acquisition of assets ..............................       (62,698)
                                                                      -------
               Net cash provided (used) by investing activities       (62,698)
                                                                      -------

    CASH FLOWS FROM FINANCING ACTIVITIES:
            Notes payable .....................................        70,903
            Additional paid in capital ........................        10,001
                                                                       ------
               Net cash provided (used) by financing activities        80,904

    NET INCREASE IN CASH AND CASH EQUIVALENTS .................        11,279

    CASH AND CASH EQUIVALENTS - JANUARY 31, 1999 ..............           620
                                        --- ----                          ---

    ASH AND CASH EQUIVALENTS - MARCH 31, 1999 .................     $  11,899
                                     === ====                       =========

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999



  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Reporting Entity
      ----------------
PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

      Use of Estimates
      ----------------
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

      Property and Equipment
      ----------------------
Property and equipment are stated at cost. Depreciation is provided principally on the straight- line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:

      Machinery and equipment .....................     5 - 15 years
      Furniture and fixtures ......................     7 years
      Computer equipment and software..............     5 years
      Vehicles and automotive equipment............     7 years

Leasehold improvements are amortized by the straight-line method over a period of 31.5 years for book and tax purposes. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

      Organization Expenses
      ---------------------
Organization expenses include legal fees, licensing fees, and certain other organization costs, which will be amortized using the straight-line method over a period of five years.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                  (Continued)

     INCOME TAXES
     ------------
The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

2 LETTER OF CREDIT

As a requirement to provide electricity, Senator Associates Ltd, (a Hungarian corporation) on behalf of the Company executed, and delivered a Letter of Credit in the sum of $26,000 to be placed with Bankers Trust, (a U.S. bank), as trustee for the benefit of Automated Power Exchange Inc. This amount is used to recover for any unpaid balance in the event that the Company defaults in its payment. This amount cannot be drawn as long as the Company is in business with Automated Power Exchange Inc.

3 PROPERTY AND EQUIPMENT

Property and equipment consist of the following

    Furniture and Fixtures .......     $  8,758
    Office Equipment .............       64,604
                                         ------

         TOTAL                           73,362

    Less: Accumulated depreciation       (2,530)
                                         ------
         TOTAL                         $ 70,832
                                       ========

4 INVESTMENT IN OIL AND GAS PROPERTIES

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington" ), a fully reporting public company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stocks) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share. On May 12, 1998, American Gas Corporation's name was changed to PowerSource

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   (Continued)

4 INVESTMENT IN OIL AND GAS PROPERTIES (Continued)

corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties as follows:

    Equipment .............................................      $300,000
    Pipelines .............................................       200,000
    Rights of Way..........................................        35,000
       Total                                                     $535,000

This value has been estimated by an appraisal and management of the Company and its realization is contingent upon the Company's investment of about $100,000 as stated below in note (7) commitments. To date the Company has not invested any funds and has not entered into any contract for the proposed improvement.

5 COMMON STOCK WARRANTS

PowerSource Corporation has a total of four class of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through July 1, 1999.

6 NOTES PAYABLE
     Notes payable as of March 31, 1999 consisted of the following:

        Note payable to Senator Associates, Ltd.
        is unsecured with interest as 7%, all interest
        and principal due on Septemeber 10, 1999 .....     $    75,000.00
        Letter of credit from Bankers Trust ..........          26,000.00
        Note payable to German Teitelbaum
        is unsecured and noninterest bearing .........           1,090.00
        principle due on Aug 1, 1999
             Total                                         $   102,090.00
                                                           ==============

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   (Continued)


7 LONG TERM NOTES PAYABLE

     Note payable to Comprehensive Leasing  $1774.08
     per month plus interest accrued at 29.07% collaterized
     by computer system with a net book value of
      $60,713.47

                                                $                   86,870

     Less amount due within one year                               (15,967)
                                                                   --------


                                                $                   70,903
                                                                   =======



8 COMMITMENTS

The management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline.

The company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of March 31, 1999, are as follows:

     Period ending     December 31, 1999        $                    25,248
                       March 31, 2000                                 6,312
                                                                      -----
                       Total                    $                    31,560
                                                                    =======

                             Powersource Corporation

                            SUPPLEMENTARY INFORMATION

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                             Powersource Corporation

                          SCHEDULE 1 - SELLING EXPENSES

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


                                                                      Amount
                                                                      ------

    Advertising ................................................     $ 4,988
    Entertainment & travel .....................................       7,552
                                                                       -----

      TOTAL ....................................................     $12,540
                                                                     =======

                             Powersource Corporation

                SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


                                                                    Amount
                                                                    ------

  Amortization expense ....................................    $      250
  Auto expenses ...........................................         1,941
  Bank charges ............................................           634
  Computer expense ........................................           271
  Consulting fee ..........................................        35,884

  Depreciation ............................................           506
  Dues & subscriptions ....................................           356
  Gifts ...................................................           300
  Insurance ...............................................           232
  Lease-equipment .........................................           150

  Legal & professional services ...........................         5,511
  License & permits .......................................           185
  Office expenses .........................................           278
  Office supplies .........................................         1,559
  Outside services

  Parking .................................................          1,089
  Postage and delivery ....................................          2,616
  Printing and reproductions ..............................          8,165
  Penalty .................................................            182
  Repair & maintenance ....................................          1,071

  Rent ....................................................          6,435
  Salaries-Office .........................................          6,019
  Salaries-Officers.......................................          15,125
  Taxes-Business ..........................................            311
  Taxes-Payroll ...........................................          2,822
  Telephone ...............................................          3,705
                                                                   -------

          TOTAL ...........................................    $    95,597
                                                                   =======

                             POWERSOURCE CORPORATION

                              FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

Powersource Corporation

                              FINANCIAL STATEMENTS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999



                                TABLE OF CONTENTS

                                                                            Page

      Accountants' Report .............................................    F43
      Financial Statements

          Balance Sheet ..............................................  F46- F47

          Statement of Income and Retained Earnings ...................    F48

          Statement of Cash Flows .....................................    F49

          Statement of Changes in Stockholder's Equity..................   F50

          Notes to Financial Statements ......... ...................... F51-F54

      Supplementary Information

          Schedule 1-Selling Expenses ....... ..........................   F56

          Schedule 2-General and Administrative Expenses ...............   F57

TO THE SHAREHOLDERS

Powersource  Corporation.

Los Angeles,  California

We have compiled the accompanying balance sheet of PowerSource Corporation.( the Company) as of June 30, 1999 and the related statement of income and retained earnings for the three months then ended and the accompanying supplementary information contained in the schedules of selling, and general and administrative expenses which are presented only for supplementary analysis purposes, in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public
Accountants. All information included in these financial statements is the representation of the management of PowerSource Corporation.

A compilation islimited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


October 21,1999



By/s/Bob Bandari, C.P.A.,M.B.A.
    ---------------------------
     Bob Bandari, C.P.A.,M.B.A.

                                                Certified Public Accountants

                             Powersource Corporation

                                  BALANCE SHEET

                                 June 30, 1999


          ASSETS



      CURRENT ASSETS:

            Cash and cash equivalents ..................     $ 29,826
            Accounts receivable ........................      182,100
            Letter of credit ...........................       26,000
                                                               ------
                      Total current assets .............      237,926

      EQUIPMENT, FIXTURE AND FURNITURE:
            (net of accumulated depreciation of $ 9,100)       58,543


      OTHER ASSETS:

            Organization expenses
            (net of accumulated amortization $1,500) ...        3,500
            Investment in oil and gas properties .......      535,000
            Deferred interest ..........................       20,368
                                                              -------
                      Total other assets ...............      558,868
                                                              -------

                                                             $855,337
                                                             ========

                             Powersource Corporation

                                  BALANCE SHEET

                                  June 30, 1999
                                   (Continued)

                      LIABILITIES AND STOCKHOLDER'S EQUITY



    CURRENT LIABILITIES:

          Accounts payable .......................................     $  29,527
          Payroll tax payable ....................................           596
          Interest payable .......................................         8,400
          Notes payable - Computer System (Current Portion) ......        21,289
                                                                          ------
                    Total current liabilities ....................        59,812

    LONG-TERM LIABILITIES

          Notes payable - Computer System (Net of current portion)        53,222
          Notes payable ..........................................        93,700
                    Total long-term liabilities ..................       146,922

    STOCKHOLDER'S EQUITY:

          Common stock, par value $ .001,
             50,000,000 shares authorized, 5,408,411
             shares issued and outstanding including .............         5,408

          Paid-in Capital in excess of par value .................       221,959
          Preferred stock, par value $ 100
             5,350 shares issued and outstanding .................       535,000
          Retained earnings (accumulated deficit) ................     (113,764)
                                                                       --------
                    Total stockholder's equity ...................       648,603
                                                                         -------

                                                                       $ 855,337
                                                                       =========

                             Powersource Corporation

                    STATEMENT OF INCOME AND ACCUMULATED DEFICIT

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999

    REVENUES:

          Net sales ...................................   $   210,000

          Cost of sales................................             0
                                                                    -

               Total revenues .........................       210,000

    EXPENSES:

          Selling expenses ............................        17,889
          General and administrative expenses .........       245,330
                                                               ------
               Total expenses .........................       263,330
                                                               ------

               Loss from operation ..................         (53,219)

    OTHER INCOME (EXPENSE)

           Interest expense ............................       (5,346)
                                                                ------
5
               Loss before provision for income taxes         (58,565)

    PROVISION FOR INCOME TAXES ........................           800
                                                                  ---

               Net loss  .............................        (59,365)

    ACCUMULATED DIFICIT - JANUARY 1, 1999 .............       (54,399)
                                                              -------

    ACCUMULATED DIFICIT - JUNE 30, 1999 ................     $(113,764)
                                                              =========

                             Powersource Corporation

                             STATEMENT OF CASH FLOWS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999


    CASH FLOWS FROM OPERATING ACTIVITIVES:

    Net income ................................................     $  (59,365)
           Adjustment to reconcile net income to net
           cash provide (used) by operating activities:
               Amortization ...................................           500
               Depreciation ...................................         7,076
           Decrease (increase) in:
               Accounts receivable ............................        17,400
               Deferred interest ..............................       (20,368)
           Increase (decrease) in)
               Accounts payable ...............................        (6,500)
               Payroll tax payable ............................            53
               Interest payable ...............................         2,800
               Income tax payable..............................          (800)
               Loan payable...................................         74,511
                                                                        -----
               Net cash provided (used) by operating activities        15,307
                                                                       ======

    CASH FLOWS FROM INVESTING ACTIVITIES:
           Acquisition of assets ..............................       (56,979)
                                                                      -------
               Net cash provided (used) by investing activities       (56,979)
                                                                      -------

    CASH FLOWS FROM FINANCING ACTIVITIES:
            Notes payable .....................................       (22,300)
            Additional paid in capital ........................        93,178
                                                                       ------
               Net cash provided (used) by financing activities        70,878

    NET INCREASE IN CASH AND CASH EQUIVALENTS .................        29,206

    CASH AND CASH EQUIVALENTS - JANUARY 1, 1999 ..............            620
                                        --- ----                          ---

    ASH AND CASH EQUIVALENTS - JUNE 30, 1999 .................     $   29,826
                                     === ====                       =========


                             Powersource Corporation

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                             AS OF DECEMBER 31, 1998



                                                                 COMMON           PAID-IN
                                                                  STOCK          CAPITAL IN   PREFERRED    RETAINED
                                                         SHARES        AMOUNT   EXCESS OF PAR   STOCK      EARNINGS       TOTAL
                                                         ------        ------   -------------   -----      --------       -----

       Balance January 1, 1999 ......................   5,408,161   $    5,408     128,781   535,000       $(54,399)     $ 614,790

       Changes in paid in capital....................                               93,178                                  93,178


              Net loss ..............................          --       --       --            --           (59,365)       (59,365)


  BALANCE ON DECEMBER 31, 1998 ......................   5,408,161   $    5,408   $  221,959  $  535,000  $  (113,764)   $  648,603

                                                         =========   ==========    ==========  ==========  ==========   ==========

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999



  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Reporting Entity
      ----------------
PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

      Use of Estimates
      ----------------
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

      Property and Equipment
      ----------------------
Property and equipment are stated at cost. Depreciation is provided principally on the straight- line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:

      Machinery and equipment .....................     5 - 15 years
      Furniture and fixtures ......................     7 years
      Computer equipment and software..............     5 years
      Vehicles and automotive equipment............     7 years

Leasehold improvements are amortized by the straight-line method over a period of 31.5 years for book and tax purposes. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

      Organization Expenses
      ---------------------
Organization expenses include legal fees, licensing fees, and certain other organization costs, which will be amortized using the straight-line method over a period of five years.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                  (Continued)

     INCOME TAXES
     ------------
The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

2 LETTER OF CREDIT

As a requirement to provide electricity, Senator Associates Ltd, (a Hungarian corporation) on behalf of the Company executed, and delivered a Letter of Credit in the sum of $26,000 to be placed with Bankers Trust, (a U.S. bank), as trustee for the benefit of Automated Power Exchange Inc. This amount is used to recover for any unpaid balance in the event that the Company defaults in its payment. This amount cannot be drawn as long as the Company is in business with Automated Power Exchange Inc.

3 PROPERTY AND EQUIPMENT

Property and equipment consist of the following

    Furniture and Fixtures .......     $  8,758
    Office Equipment .............       58,885
                                         ------
         TOTAL                           67,643

    Less: Accumulated depreciation       (9,100)
                                         ------
         TOTAL                         $ 58,543
                                       ========

4 INVESTMENT IN OIL AND GAS PROPERTIES

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington" ), a fully reporting public company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stocks) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share. On May 12, 1998, American Gas Corporation's name was changed to PowerSource

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                   (Continued)

4 INVESTMENT IN OIL AND GAS PROPERTIES (Continued)

corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties as follows:

    Equipment .............................................      $300,000
    Pipelines .............................................       200,000
    Rights of Way..........................................        35,000
       Total                                                     $535,000

This value has been estimated by an appraisal and management of the Company and its realization is contingent upon the Company's investment of about $100,000 as stated below in note (7) commitments. To date the Company has not invested any funds and has not entered into any contract for the proposed improvement.

5 COMMON STOCK WARRANTS

PowerSource Corporation has a total of four class of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through July 1, 1999.

6 NOTES PAYABLE
     Notes payable as of March 31, 1999 consisted of the following:

        Note payable to Senator Associates, Ltd.
        is unsecured with interest as 7%, all interest
        and principal due on Septemeber 10, 1999 .....     $    67,700.00
        Letter of credit from Bankers Trust ..........          26,000.00

             Total                                         $    93,700.00
                                                           ==============

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                   (Continued)


7 LONG TERM NOTES PAYABLE

     Note payable to Comprehensive Leasing  $1774.08
     per month plus interest accrued at 29.07% collaterized
     by computer system with a net book value of
      $60,713.47

                                                $                   74,511

     Less amount due within one year                                21,289
                                                                   --------


                                                $                   53,222
                                                                   =======



8 COMMITMENTS

The management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline.

The company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of March 31, 1999, are as follows:

     Period ending     December 31, 1999        $                    12,624
                       March 31, 2000                                 6,312
                                                                      -----
                       Total                    $                    18,936
                                                                    =======

                             Powersource Corporation

                            SUPPLEMENTARY INFORMATION

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999

                             Powersource Corporation

                          SCHEDULE 1 - SELLING EXPENSES

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                 Percent of
                                                 Amount          Net Sales
                                                 ------            ------

    Advertising ...........................     $ 4,988              2.61%
    Entertainment & travel ................       7,552              5.91%
                                                  -----

      TOTAL ...............................     $17,889             10.89%
                                                =======            =======

                             POWERSOURCE CORPORATION

                SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999


                                                               Percent of
                                               Amount          Net sales
                                               -------------------------


      Alamr & Security                   $       100             0.05%
      Amortization expense                       500             0.24%
      Auto expenses                            4,112             1.96%
      Bank charges                               760             0.36%
      Computer expense                         1,635             0.78%
      Consulting fee                          38,678            18.42%
      Depreciation                             7,076             3.37%
      Dues & subscriptions                     4,891             2.33%
      Gifts                                      446             0.21%
      Insurance                                1,836             0.87%
      Lease-equipment                            150             0.07%
      Legal & professional services            5,478             2.61%
      License & permits                          972             0.46%
      Marketing                                  964             0.46%
      Office expenses                          2,596             1.24%
      Office supplies                          3,696             1.76%
      Outside service                         68,842            32.78%
      Parking                                  2,218             1.06%
      Postage and delivery                     4,607             2.19%
      Printing and reproductions              10,602             5.05%
      Professional service                    27,353            13.03%
      Penalty                                    182             0.09%
      Repair & maintenance                     2,473             1.18%
      Rent                                    15,030             7.16%
      Salaries-Office                         11,337             5.40%
      Salaries-Officers                       15,125             7.20%
      Taxes-Business                             311             0.15%
      Taxes-Payroll                            3,902             1.86%
      Telephone                                9,153             4.36%
      Wire fee                                   305             0.15%



              TOTAL            $             245,330           116.82%
                                             ========         ========

                         1 SIGNATURE/POWER OF ATTORNEY
                         -----------------------------


     Pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 25, 1999.


       POWER SOURCE CORPORATION

        By:   /s/ Douglas Mitchell
            ----------------
            Douglas Mitchell President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on May 25, 1999.


     POWER OF ATTORNEY KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas Mitchell, and each of them, his or her true and lawful attorney-in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fury to all intents and purposes as he might do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes, may lawfully do or cause to be done by virtue thereof.


By /s/ Roman Gordon
   -----------------
       Roman Gordon                 Chairman of the Board of Directors



By /s/  Illya Bond
   -----------------
      Illya Bond                    Director



By /s/ German Teitelbaum            Director
   -----------------
      German Teitelbaum


By /s/ Mark Haggerty                Director
   -----------------
      Mark Haggerty

                                   Part III



                         Exhibits and Material Contracts
        The Following Documents are Filed as Part of This Amendment No 2:

Exhibit                                                                    Page

  1    Prestige Capital Letter...............................................61
    1(a) Prestige Capital Agreement..........................................62
    1(b) Frontier Pacific Insurance Bond.....................................68
    2    Press Release Dated July 1..........................................72
    2(a) Press Release Dated August 10.......................................75
    3    RH Underwriting Agreement...........................................77
    4    Private Placement Memorandum........................................81
    5    Senator Associates Note............................................128
    6    NASD Letter........................................................129
    7    Commercial Lease...................................................130
    8    Selling Agreement for Premier Energy Group LLP
         and Paramount Energy Group LLP.....................................158
    8(a) Selling Agreement for Energy District 111 LLC......................166
    9    Statement re: computation of per share earnings....................173
   10    Letter Reguarding a Former Accountant..............................174
 EX-27   UT Summary Financial Info .........................................175

                                    Part III

                         Exhibits and Material Contracts
        The Following Documents are Filed as Part of This Amendment No 2: